

July 11, 2023

Xianfeng Yang
Chief Executive Officer
BIT Mining Ltd
Units 813 &815, Level 8, Core F, Cyberport 3
100 Cyberport Road
Hong Kong

      Re: BIT Mining Ltd
           Form 20-F for the Fiscal Year Ended December 31, 2022
           Filed April 17, 2023
           File No. 001-36206

Dear Xianfeng Yang:

We have reviewed your April 12, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 22, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 3. Key Information, page 5

1. Please revise here to include the proposed disclosures provided in paragraph 1 of the response to comment 3 in your December 30, 2022 letter.

Cash Flows through our Organization, page 6

2. Please revise to include the proposed disclosures provided in comment 2 of your December 30, 2022 response letter. In this regard, quantify and discuss any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and the direction of transfer including their tax consequences, if any, for each period presented.

Holding Company Structure, page 6

3.   Please revise to improve legibility by increasing the font size of the text in your organization chart here and on page 58.

Item 5. Operating and Financial Review and Prospects
Results of Operations
The year ended December 31, 2021 compared with the year ended December 31, 2020, page 67

4.   Please revise to discuss the reasons for the negative profit margins in your mining pool segment as disclosed in Note 24 and explain whether you anticipate this trend to continue in future periods. We refer to comment 11 in your September 6, 2022 response letter.

Note 2. Summary of Significant Accounting Policies
Mining Pool Services, page F-25

5.   As noted in our prior comment 3, we continue to evaluate your conclusions related to contract inception and contract duration as per your response to comment 3 in your March 1, 2023 letter.

Sub Mining Pool Services, page F-26

6.   So that we may better understand your accounting policy for sub mining pool services, please address the following:
   •   Explain further the nature of these sub mining pool arrangements with third-party pool operators.
   •   Clarify how these arrangements "stabilize the mining rewards" that the Group is entitled to.
   •   Provide us your analysis as to how you determined you are the principal such that revenue should be recognized gross in these arrangements. Refer to ASC 606-10-55-36 to 55-40.
   •   Clarify whether you are deemed the mining pool participant in the arrangement with the third party mining pool operator.
   •   Describe in detail your rationale for classifying these revenues as mining pool revenues as opposed to cryptocurrency mining revenues.

Note 24. Segment Reporting, page F-61

7.   Please revise the geographic breakdown table to explain the reference to Blockchain as a geographic location similar to the information provided in your response to comment 14 in your December 30, 2022 letter.

   You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Technology

cc: Yi Gao